BRAZIL FAST FOOD CORP.
Av. Brasil, 6431 — Bonsucesso
CEP 21040-360
Rio de Janeiro, Brazil
March 13, 2006
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Brazil Fast Food Corporation (the “Company”) Form 10-K for the year ended December 31, 2004 File No. 000-23278
Dear Mr. Foti:
     We appreciate your comment letter dated June 6, 2005, which concerns the improvement of our filings. We are very committed to the process of continuous improvement of our relationship with our shareholders, as well as with other stakeholders that might consult our filings at the SEC. Provided below is the company’s item-by-item response to the SEC’s comment letter. Please note that for your convenience, we have recited each comment in boldface type and provided the response to each comment immediately thereafter.
In this regard, we hereby elaborate on your comments, which are individually addressed as below.
     Business — Page 2
1.	We note your discussion regarding the rescheduling of debts “long overdue” by certain franchisees in your business section and note that franchisee receivables are material to your financial statements. Please tell us supplementally the amount of reserves that are recorded against these overdue receivables and provide us with your evaluation and conclusions that these amounts are realizable.

The analysis of our past due receivables is jointly provided by the senior managers from different areas, such as treasury, accounting and franchising. Our estimates are also reviewed by our external auditors.

As a rule, all invoices past due over 6 months and below the amount of R$5 K are written-off. This criterion is recommended by the Brazilian tax authorities to determine deductible expenses regarding the accounting judgment applied to the

Mr. Joseph A. Foti
March 13, 2006

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realization of account receivables. We believe that this fiscal rule is conservative and perfectly applicable to our business.
Despite writing-off those receivables on the accounting books, the finance department keeps these records to conduct commercial negotiations.
In addition, all franchisees that have not paid any of their bills for more than six months are analyzed in the light of the realization probability. Such analysis includes: (i) recent commercial discussions with the franchisee aiming to reschedule the past due receivables; (ii) the opportunity for the Company to help the current franchisee to sell the store to another franchisee that would assume the past due debts; and (iii) the opportunity of the Company to buy the franchised store using the past due accounts as part of the selling price. If none of these alternatives is likely to be achieved, the total amount due is reserved.
Following this rationale, the franchisees that have had their accounts rescheduled and are up to date with their rescheduled commitment are not reserved. However, we do have some bad debt reserves related to franchises that did not meet the terms of a previous rescheduling agreement, described as follows:
Amounts in Thousands of Brazilan Reais

	2004	2003
Reserves related to rescheduled debts	690	439
Other reserves	730	1,655

Total bad debt reserve	1,420	2,094

Liquidity and Capital Resources
Contractual Obligations — page 33
2.	As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.

Mr. Joseph A. Foti
March 13, 2006

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Lease obligations in Brazil usually do not have any contractual interest. In the majority of lease contracts, the installment value is yearly restated according to a price index agreed by the lessee and leaseholder — commonly, the official general price index (IGP-M).
The financial and fiscal debts have to be paid with interest charges, and these rates are disclosed at pages 30 and 32, respectively.
The amounts related to our contractual obligations are, if applicable, monetarily restated or added by the interest accrual accrued until the balance sheet date.
We agree to improve the disclosure of this table in the upcoming filings, by mentioning that the lease obligations are usually restated in accordance to Brazilian inflation, as well as disclosing the latest recent yearly rates. In addition, we will clarify that the financial and fiscal debt amounts include interest incurred up to the financial statement date on an accrual basis, and we will address the reader to the precedent pages for current interest information.
We have the understanding that we should not refer the reader to any estimate of interest payments on our obligations. Instead, we will provide them with all the current and recent past information in order to enable them to perform their own estimates.
Financial Statements
Consolidated Statements of Operations — Page F-5
3.	We believe that your income statement format should comply more closely with the guidance set forth in Rule 5-03 of Regulation S-X. Specifically, we would generally expect to see a total for net sales and gross revenues presented, as specified by Rule 5-03(b)(1). Your various operating costs and expenses should follow. In this regard, it appears that certain of the charges currently classified outside of the caption “Total Store Costs and Expenses” are also associated with store-related activities. For example, it appears that the salaries of individuals who make decisions about opening, closing and restructuring your stores may not be considered in your presentation of “Store Operating Income.” We believe that a format more comparable to the presentation on page 20 of your filing would be more appropriate. Finally, we would not expect the balances of the individual line items in your selected financial data to differ from your income statement balances. please revise or advise.

Please note that we will not object if you wish to augment your MD&A to also include a separate discussion of the impact of your franchise operations where you believe the information would be appropriate to an understanding of your business.

Mr. Joseph A. Foti
March 13, 2006

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From 1996 to 2000, the Company had its income statement format for SEC filings just like the one at page 20, which we agree is closer to the format of most of the companies in the fast food industry. At that time, the Board of Directors and the main stockholders used to discuss the Company’s business based upon a different format of operating results, through which they were able to measure the Company’s performance in separate own-operated stores results and franchise results.
In 2002, we worked hard to equalize the chart of accounts to the board meetings presentations and to the SEC filings. This work caused some changes to the income statement structure, especially for the SEC filings. After that, we managed to segregate the income from the own-operated stores operations and from franchise operations as follows:
- The first part of the current income statement is equal to the sum of the operating result of all own-operated stores, which includes the expenses incurred in the headquarters and related to own stores business (for example, the Chief Operating Officer’s salary)
- The second part of the current income statement comprises the total revenues from royalty fees, less the expenses related to the franchising department, which may also be incurred in the headquarters.
You have mentioned in your comment letter that “...it appears that certain of the charges currently classified outside of the caption ‘Total Store Costs and Expenses’ are also associated with store-related activities.” As mentioned above, the salaries of all professionals that deal exclusively with own-operated stores — even the ones located at the headquarters — are considered in the caption of “Total Store Costs and Expenses.” The salaries of all professionals that take care exclusively of franchise operated stores are included in the caption of “Franchise Operating Income.”
It is clear that our operations include expenses that support both activities. This is the situation, for example, of (i) administrative expenses (finance department collects the receivables from franchise but also reviews daily own store sales) and (ii) selling expenses (our marketing campaigns enhance the sales of our stores as well as the sales of our franchisees). These expenses are separately presented in the income statement.
In summary, we believe that we follow the Rule- 5-03 of SEC regulations, but we do segregate that form of presentation, aiming to provide all the financial statements readers with the best tools of analysis when compared to the reports used by the board of directors.
In our next filings we plan to improve the presentation by including income from initial franchise fees to the franchise operations. This revenue has been included in the “Other income/expense” caption until our last filing.
Finally, we revised the balances of the selected financial data in order to make it consistent to the income statement balances. It appears that previous disclosure was done with a mistake. Please find attached the reviewed table that will be included in the future filings.

Mr. Joseph A. Foti
March 13, 2006

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ITEM 6. SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
     The following selected consolidated financial data has been derived from our audited financial statements and should be read in conjunction with our consolidated financial statements, including the accompanying notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, appearing elsewhere in this report.

	2004	2003	2002	2001	2000
	(in thousands of Brazilian Reais, except share data)
Statement of Operations Data:
NET OPERATING REVENUES:
Restaurant sales	65.338	60.466	63.465	68.397	63.775
Franchise income	8.035	6.663	4.904	4.099	3.134
Other income	12.763	10.960	7.729	6.483	4.884

TOTAL NET OPERATING REVENUES	86.136	78.089	76.098	78.979	71.793

COSTS AND EXPENSES:
Cost of restaurant sales	24.728	23.754	25.333	27.541	24.560
Restaurant payroll and other employee benefits	14.778	13.688	13.802	13.106	12.329
Restaurant occupancy and other expenses	8.348	7.569	8.417	8.174	6.963
Depreciation and amortization	3.385	3.355	3.773	3.966	3.610
Other operating expenses	15.500	15.229	14.429	14.225	11.951
Selling expenses	6.534	6.359	4.805	5.906	5.759
General and administrative expenses	7.828	6.520	7.434	6.598	6.111
Impairment of assets and Net Result of assets sold	432	156	1.661	122	20

TOTAL COSTS AND EXPENSES	81.533	76.630	79.654	79.638	71.303

INCOME (LOSS) FROM OPERATIONS	4.603	(691)	(3.556)	(659)	490
INTEREST INCOME	534	257	15	—	1

INTEREST EXPENSE	(3.685)	(3.274)	(4.189)	(5.922)	(3.418)

FOREIGN EXCHANGE (LOSS) GAIN	(252)	(410)	(3.480)	(1.669)	(424)

INCOME TAX	(599)	—	—	—	—

NET INCOME (LOSS)	601	(4.118)	(11.210)	(8.250)	(3.351)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	0,08	(0,55)	(1,96)	(2,27)	(1,04)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	7.970.473	7.552.363	5.707.957	3.626.626	3.235.290

Balance Sheet Data (End of Period):
WORKING CAPITAL DEFICIT	5.235	5.882	14.238	18.717	14.807
TOTAL ASSETS	37.859	35.805	36.984	39.777	41.694
ACCUMULATED DEFICIT	(63.131)	(63.732)	(59.614)	(48.404)	(40.154)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	(4.192)	(5.103)	(1.510)	1.217	5.538

Mr. Joseph A. Foti
March 13, 2006

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     The Company believes that the responses provided above fully address the concerns outlined in your comment letter. If you have any questions or additional comments, please call the undersigned.

Very truly yours,
/s/ Ricardo Figueiredo Bomeny
Chief Executive Officer &
Chief Operating Officer